Digital Brands Group, Inc.

1400 Lavaca Street

Austin, TX 78701

October 11, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Digital Brands Group, Inc.
Registration Statement on Form S-1
CIK No. 0001668010
File No. 333-282047

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Intrusion, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. (Eastern Time) on Tuesday, October 15, 2024, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Digital Brands Group, Inc.

/s/ John Hilburn Davis IV
John Hilburn Davis IV
Chief Executive Officer